SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 13, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated November 13, 2009, regarding Ericsson’s completion of Nortel acquisition in North America.

Published: 17:54 13.11.2009 GMT+1 /HUGIN /Source: Ericsson /SSE: ERIC /ISIN: SE0000108656

Ericsson strengthens global position with completion of Nortel acquisition in North America

Ericsson (NASDAQ: ERIC) today completed its acquisition of substantially all of Nortel’s CDMA business and LTE assets in North America. With this acquisition, Ericsson enhances its leading global telecommunications equipment supplier position and will further its quest to bring high-speed data connectivity to people on the move.

The Nortel acquisition, on the heels of important breakthrough contract wins for Ericsson in North America, positions Ericsson as the leading provider of telecommunications technology and services in the United States and Canada.

“Separately, our two companies played leading roles in freeing voice telephony from its fixed limitations,” said Hans Vestberg, Ericsson’s incoming president and chief executive officer. “Together, we will do the same for broadband - make it mobile and bring the benefits of high-speed data connectivity to the majority of the world’s population”.

“This deal, along with our recently announced services and LTE agreements, demonstrates the importance of the North American market to Ericsson. Our strength in the region proves to our global customers that we are capable of continuing to provide the best equipment and services, in a scaleable and efficient way,” said Vestberg.

In terms of sales, North America will now be Ericsson’s largest region. According to Angel Ruiz, head of Ericsson’s North American operations, the acquisition significantly expands Ericsson’s footprint in North America, particularly as the region is emerging as an early adopter of LTE technology.

“Ericsson will enjoy new access to North American CDMA customers and can better support CDMA networks that will transition to LTE,” said Ruiz.

In addition to the talented people Ericsson gains through the combination, it will also benefit from intimate knowledge of Nortel’s CDMA customers and their networks. In turn, these operators gain a stable partner committed to the ongoing evolution of their networks, and the assurance of a seamless transition.

“I look forward to working with the more than 2,500 highly skilled colleagues in North America and China arriving from Nortel,” said Magnus Mandersson, president of Ericsson CDMA Operations. Combined with the transition of employees in the recent Sprint deal, Ericsson now has some 14,000 employees in North America, making it the company’s second largest market based on number of employees.

The acquisition includes the transfer of important CDMA contracts with North American operators including Verizon, Sprint, U.S. Cellular, Bell Canada, Telus and Leap, as well as LTE assets, certain patents and patent licenses relating to CDMA and LTE. Nortel’s customers will also benefit from the continued support of Nortel’s installed CDMA base and the migration path to LTE.

Today’s closing follows the announcement on July 25, 2009, that Ericsson was entering into an asset purchase agreement of USD 1.13 b. for these assets, subject to approval by the United States and Canadian Bankruptcy Courts and the satisfaction of regulatory and other conditions.

The former Nortel staff will be integrated into the Ericsson group over the coming months and the entity will work under the Ericsson brand beginning today.

The results for these operations will be consolidated by Ericsson on a pro-rata basis from the closing date proportionally within segments Networks and Professional Services. The report for the fourth quarter 2009 will be the first accounts including the new entity.

Notes to editors:

A video interview with Hans Vestberg available in our broadcast room on: www.ericsson.com/press/broadcastroom

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson Media Relations North America

Kathy Egan

Phone: +1 212-843-8422

E-mail: press.relations@ericsson.com

Nortel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: November 13, 2009